Exhibit 99-1

Report on Form 53 (Article 36(a) of the Securities (Periodic and immediate reports) Regulations, 5730-1970)
Object of the event: Consideration of the possibility to issue rights

Koor Industries Ltd. (the "Company") hereby gives a notice that the Company is considering the possibility of a rights offering to its shareholders, to be based on a prospectus that will be based on the Company's financial statements for December 31, 2007. At this stage, neither the amount nor the date of the offering has been set, and it is not certain that it will in fact take place.